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                                                                     EXHIBIT 3.6

                            CERTIFICATE OF AMENDMENT

                                       OF

             FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                                HANDSPRING, INC.

     Handspring, Inc., a Delaware corporation (the "Company"), does hereby certify that the following amendment to the Company's First Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the Company's stockholders having been given by written consent without a meeting in accordance with Sections 228(d) and 242 of the Delaware General Corporation Law:

     The first paragraph of Article IV of the First Amended and Restated Certificate of Incorporation, relating to the capitalization of the Company, is amended to read in its entirety as follows:

                                   ARTICLE IV

"The total number of shares of all classes of capital stock which the corporation has authority to issue is 166,800,000 shares, consisting of two classes: (i) 157,500,000 shares of Common Stock, par value $0.001 per share and
(ii) 9,300,000 shares of Preferred Stock, par value $0.001 per share. Of the 9,300,000 shares of Preferred Stock authorized to be issued by the corporation,
(i) 8,300,000 shares are hereby designated "Series A Preferred Stock" and (ii) 1,000,000 shares are hereby designated "Series B Preferred Stock." The rights, preferences, privileges and restrictions granted to and imposed upon the Series A Preferred Stock, the Series B Preferred Stock, and the Common Stock are set forth below. The Common Stock of the corporation outstanding on the effective date of this amendment is hereby split and converted into three (3) shares for each two (2) shares of Common Stock held. No fractional shares shall be issued in connection with the foregoing stock split; all shares of Common Stock held by a stockholder will be aggregated subsequent to the foregoing split, and each fractional share resulting from such aggregation shall be rounded down to the nearest whole share. In lieu of any fractional share to which such stockholder would otherwise be entitled, the Company shall pay such stockholder cash equal to the product of such fraction multiplied by the Common Stock's fair market value as determined in good faith by the Board as of the effective date of this amendment."
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     IN WITNESS WHEREOF, said Company has caused this Certificate of Amendment to be signed by its duly authorized officer this 30th day of May, 2000 and the foregoing facts stated herein are true and correct.

                                       HANDSPRING, INC.


                                       By: /s/ BERNARD J. WHITNEY
                                          -----------------------
                                          Bernard J. Whitney
                                          Chief Financial Officer and Secretary





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